EXHIBIT (a)(11)

                           MEMORANDUM OF UNDERSTANDING

         This MEMORANDUM OF UNDERSTANDING is entered into as of March 9, 1999 among the plaintiffs ("Plaintiffs") in the Action (as defined herein), ASA Holdings, Inc. ("ASA"), the members of ASA's Board of Directors (the "ASA Board"), and Delta Air Lines, Inc. ("Delta"), by their undersigned attorneys. Except as otherwise stated in this Memorandum of Understanding, capitalized terms herein have the meaning given them in the Agreement and Plan of Merger dated as of February 15, 1999 among ASA, Delta and Delta Sub, Inc. (the "Merger Agreement").

         WHEREAS, on February 25, 1999, Plaintiffs commenced a putative class action on behalf of the public holders of ASA common stock in the Superior Court of the State of Georgia, Fulton County (the "Court"), styled Mala Nebenzahl, et al. v. John W. Beiser, George Berry, Jean A. Mori, Parker H. Petit, George F. Pickett, Alan M. Voorhees, Ralph W. Voorhees, ASA Holdings, Inc. and Delta Air Lines, Inc., Civ. No. 1999CV05541 (the "Action"), relating to the tender offer by Delta Sub, Inc. for shares of ASA and the subsequent merger of Delta Sub, Inc. with and into ASA, as set forth in the Merger Agreement (the "Transaction"); and

         WHEREAS, the Action names as defendants ASA, the members of the ASA Board and Delta (collectively, "Defendants"); and

         WHEREAS, the Action seeks declaratory and injunctive relief, monetary damages and/or rescission with respect to the Transaction based upon the allegations, inter alia, that the conduct of Delta and the members of the ASA Board in connection with the Transaction constituted a breach of their fiduciary duties to ASA and ASA shareholders; and

         WHEREAS, Defendants deny that they have committed or have attempted to commit any violation of law or breach of duty, including breach of any duty to ASA or ASA shareholders, or have otherwise acted in any improper manner; and

         WHEREAS, following the production of certain documents to Plaintiffs' counsel and negotiations between the parties, counsel for the parties have reached an agreement in principle providing for the proposed settlement of the Action on the terms and conditions set forth below (the "Settlement"); and

         WHEREAS, the parties believe that the proposed Settlement is in the best interests of the public shareholders of ASA;

         NOW THEREFORE, IT IS HEREBY AGREED IN PRINCIPLE AS FOLLOWS:

         1. Principal Terms of Settlement. Subject to the additional conditions, terms and limitations described herein, as a result of the bringing of the Action, the parties agree in principle as follows:

                   a. Subject to the approval of the respective boards of directors of ASA and Delta, if necessary, the Transaction will be modified by amending the terms of section 11.04(b) of the Merger Agreement to eliminate the $5,000,000 Termination Fee payable to Delta in the event of termination of the Merger Agreement as the result of a Superior Proposal as provided in section 6.04(c) of the Merger Agreement.

                   b. Reasonably promptly following the execution of this Memorandum of Understanding by the parties, Defendants shall publicly disclose the terms of the proposed Settlement in a manner deemed reasonable by Defendants.

                   c. Prior to dissemination to ASA shareholders of an information statement or proxy statement seeking ASA shareholder approval of the Merger (the "Information Statement"), Defendants shall provide a draft or drafts of such Information Statement to co-lead counsel for Plaintiffs for review and comment, and Defendants will give such comments reasonable consideration in finalizing the Information Statement. Plaintiffs agree that any drafts of the Information Statement received by Plaintiffs' counsel hereunder shall be used solely for the purposes described in this subparagraph and for no other purpose, and shall be held strictly confidential and shall not be disclosed by Plaintiffs or Plaintiffs' counsel except to a consultant or expert assisting Plaintiffs' counsel in connection with the Action.

         2. Stipulation of Settlement. The parties to the Action will attempt in good faith to agree upon and execute an appropriate Stipulation of Settlement (the "Stipulation") and such other documentation as may be required in order to obtain Final Court Approval (as defined below) of the Settlement and the dismissal of the Action upon the terms set forth in this Memorandum of Understanding (collectively, the "Settlement Documents"). The Stipulation will expressly provide, inter alia, for certification of a non-opt out settlement class of ASA shareholders and their successors in interest and transferees, immediate and remote, from February 15, 1999 through and including the Effective Time (as defined in the Merger Agreement) (the "Class"); for entry of a judgment dismissing the Actions "with prejudice" and without costs to any party except as expressly provided herein; for a complete release and settlement of all claims, whether asserted directly, derivatively or otherwise, against Defendants or any of their families, parent entities, affiliates, subsidiaries, predecessors, successors or assigns, and each and all of their respective past, present or future officers, directors, associates, stockholders, controlling persons, representatives, employees, attorneys, financial or investment advisors, consultants, accountants, investment bankers, commercial bankers, engineers, advisors or agents, heirs, executors, trustees, general or limited partners or partnerships, personal representatives, estates or administrators, which have been, or could have been, asserted, whether known or unknown and whether arising under federal, state or any other law (including, without limitation, the federal securities laws), relating to the Transaction, the actions of ASA, the ASA Board (including each member of the ASA Board), Delta or Delta Sub, Inc. relating to the Transaction, the related disclosure materials, the events described in such disclosure materials, disclosures, facts and allegations that are or could (insofar as such transactions, disclosures, facts and allegations relate to, or occurred in connection with, the subject matter of the Action) be the subject of the Action; that Defendants have denied and continue to deny that they have committed or attempted to commit any violations of law or breaches of duty of any kind; that Defendants are entering into the Stipulation solely because the proposed Settlement would eliminate the burden, risk and expense of further litigation, and is in the best interests of ASA and all its shareholders; and that any of the Defendants shall have the right to withdraw from the proposed Settlement in the event that (x) any claims related to the Transaction or the subject matter of the Action (whether direct, derivative or otherwise) are commenced against any person in any court prior to Final Court Approval of the Settlement, and such claims are not dismissed or stayed in contemplation of dismissal or (y) any of the additional conditions set forth in paragraph 4 below shall not have been satisfied. The parties agree to use their good faith efforts to obtain the dismissal or stay in contemplation of dismissal of any action covered by clause (x) in the foregoing sentence and further agree that Defendants shall have the right to withdraw from this Memorandum of Understanding if such efforts do not result in the dismissal or stay in contemplation of dismissal of such an action.

         3. Notice and Court Approval. Subject to prior Court approval of the Stipulation and the form of the Settlement Documents, the parties to the Action will present the Settlement Documents to the Court for approval as soon as practicable following dissemination of appropriate notice of the proposed Settlement to ASA shareholders. ASA or its successor shall pay the costs and expenses related to providing such notice. As used herein, "Final Court Approval" of the Settlement means that the Court has entered an order approving the Settlement and that such order is finally affirmed on appeal or is no longer subject to appeal and the time for any petition for reargument, appeal or review, by certiorari or otherwise, has expired. Plaintiffs' counsel intend to apply to the Court for an award of attorneys' fees and reasonable out-of-pocket disbursements. Subject to the terms and conditions of this Memorandum of Understanding and the contemplated Stipulation of Settlement, Plaintiffs' counsel will apply for an award of fees and expenses in an amount not exceeding in the aggregate $400,000, which the Defendants and other releasees will not oppose, to be paid by ASA or its successor in the amount awarded by the Court.

         4. Other Conditions. The consummation of the Settlement is subject to:
(a) consummation of the Transaction, as contemplated in the Merger Agreement as such may be amended from time to time; (b) the drafting and execution of the Settlement Documents and the other agreements necessary to effectuate the terms of the proposed Settlement; (c) the completion by Plaintiffs of appropriate discovery in the Action reasonably satisfactory to Plaintiffs' counsel; and (d) Final Court Approval (as defined above) of the Settlement and dismissal of the Action with prejudice and without awarding costs to any party, except as provided herein. This Memorandum of Understanding shall be null and void and of no force and effect if (i) any of these conditions are not met or (ii) Plaintiffs' counsel in the Action determine that the Settlement is not fair and reasonable. In such event, this Memorandum of Understanding shall not be deemed to prejudice in any way the positions of the parties with respect to the Action and shall not entitle any party to recover any costs or expenses incurred in connection with the implementation of this Memorandum of Understanding.

         5. Interim Stay of the Action. The parties to the Action agree that except as expressly provided herein, the Action shall be stayed pending submission of the proposed Settlement to the Court for its consideration. Plaintiffs' counsel agrees that all Defendants' time to answer or otherwise respond to the class action complaint in the Action is extended without date. Counsel shall enter into such documentation as shall be required to effectuate the foregoing agreements.

         6. Miscellaneous. (a) This Memorandum of Understanding may be executed in counterparts by any of the signatories hereto and as so executed shall constitute one agreement; (b) this Memorandum of Understanding and the Settlement contemplated by it shall be governed by and construed in accordance with the laws of the State of Georgia; (c) this Memorandum of Understanding shall be binding upon and inure to the benefit of the parties and their respective agents, executors, heirs, successors and assigns, subject to the conditions set forth herein; (d) Plaintiffs and their counsel represent and warrant that none of the claims or causes of action asserted in the Action have been assigned, encumbered or in any manner transferred, in whole or in part; (e) except as provided herein, Defendants shall bear no expenses, costs, damages or fees alleged or incurred by any named Plaintiff, any member of the Class or their respective attorneys, experts, advisors, agents or representatives; and
(f) the provisions contained in this Memorandum of Understanding shall not be deemed a presumption, concession or admission by any Defendant of any breach of duty, liability, default or wrongdoing as to any facts or claims alleged or asserted in the Action, or in any other actions or proceedings, and shall not be interpreted, construed, deemed, invoked, offered or received in evidence or otherwise used by any person in the Action or in any other action or proceeding of any nature whatsoever.


                                                  WEISS & YOURMAN


                                                  By: /s/ Joseph H. Weiss
                                                      ------------------------
                                                          Joseph H. Weiss

                                                     551 Fifth Avenue
                                                     New York, New York  10176
Of Counsel:                                          (212) 682-3025

Chitwood & Harley                                    Attorneys for Plaintiffs
2900 Promenade II
1230 Peachtree Street, N.E.
Atlanta, Georgia  30309
(404) 873-3900

Stull Stull & Brody
6 East 45th Street
New York, New York  10017
(212) 687-7230

                                                  SULLIVAN & CROMWELL


                                                  By: /s/ John L. Hardiman
                                                     ------------------------
                                                          John L. Hardiman

                                                     125 Broad Street
                                                     New York, New York  10004
Of Counsel:                                          (212) 558-4000

Troutman Sanders LLP
5200 NationsBank Plaza                               Attorneys for
600 Peachtree Street, N.E.                             ASA Holdings, Inc. and
Atlanta, Georgia  30308                                Its Board of Directors
(404) 885-3000


                                                  DAVIS POLK & WARDWELL


                                                  By: /s/ Dennis E. Glazer
                                                     -------------------------
                                                          Dennis E. Glazer

                                                     450 Lexington Avenue
                                                     New York, New York  10017
Of Counsel:                                          (212) 450-4000

Rogers & Hardin
A Limited Liability Partnership                      Attorneys for
2700 International Tower                               Delta Air Lines, Inc.
229 Peachtree Street, N.E.
Atlanta, Georgia  30303
(404) 522-4700